                                                            AS FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                              REG. NO. 333-69029

PROSPECTUS

                               13,236,136 SHARES

                          MACK-CALL REALTY CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                               ------------------

    Mack-Cali Realty Corporation, a Maryland corporation, is a fully integrated real estate investment trust that manages and conducts its business through Mack-Cali Realty, L.P., a Delaware limited partnership. The persons listed as our selling shareholders in this prospectus are offering and selling up to 13,236,136 shares of our common stock. We may issue these shares of our common stock to such selling shareholders to the extent they exchange their units of limited partnership interests in Mack-Cali Realty, L.P. for an equal number of shares of our common stock. All net proceeds from the sale of the shares of common stock offered by this prospectus will go to the selling shareholders. We will not receive any proceeds from such sales.

    The selling shareholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

    Our common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "CLI." The closing price of our common stock on December 14, 1998, was $30.75 per share.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is December 24, 1998

                             AVAILABLE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Commission's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

    (1) Annual Report on Form 10-K (File No. 1-13274) for the fiscal year ended December 31, 1997, as amended by Form 10-K/A dated August 5, 1998;

    (2) Quarterly Reports on Form 10-Q (File No. 1-13274) for the fiscal quarter ended March 31, 1998, as amended by Form 10-Q/A dated June 9, 1998, and for the fiscal quarters ended June 30, 1998 and September 30, 1998;

    (3) Current Reports on Form 8-K (File No. 1-13274) dated January 16, 1998; June 12, 1998, as amended by Form 8-K/A dated June 12, 1998; and December 15, 1998;

    (4) Proxy Statement relating to our Annual Meeting of Stockholders held on May 21, 1998; and

    (5) The description of our common stock and the description of certain provisions of the laws of the State of Maryland and our articles of incorporation and bylaws, both contained in our Registration Statement on Form 8-A, dated August 9, 1994.

    You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                          Mack-Cali Realty Corporation
                         Investor Relations Department
                               11 Commerce Drive
                        Cranford, New Jersey 07016-3501
                                 (908) 272-8000

    You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

    ALL REFERENCES IN THIS PROSPECTUS TO "COMMON STOCK" REFER TO OUR COMMON STOCK, PAR VALUE $.01 PER SHARE. ALL REFERENCES IN THIS PROSPECTUS TO "COMMON UNITS," "SERIES A PREFERRED UNITS," AND "SERIES B PREFERRED UNITS" REFER TO THE COMMON UNITS, SERIES A PREFERRED UNITS AND SERIES B PREFERRED UNITS, RESPECTIVELY, OF LIMITED PARTNERSHIP INTEREST IN MACK-CALI REALTY, L.P.

                 INFORMATION ABOUT MACK-CALI REALTY CORPORATION

    We, Mack-Cali Realty Corporation, a Maryland corporation, are a fully-integrated, self-administered and self-managed real estate investment trust, or "REIT." We own predominantly Class A office and office/flex buildings generally located in the Northeast and Southwest. Mack-Cali Realty, L.P., a Delaware limited partnership, conducts substantially all of the operations relating to such properties.

    As of September 30, 1998, we owned and operated, directly or indirectly, 247 properties, plus developable land, aggregating approximately 27.6 million square feet. Our properties include 235 office and office/flex buildings totaling approximately 27.2 million square feet, six industrial/warehouse properties containing an aggregate of approximately 387,400 square feet, two multi-family residential properties consisting of 453 units, two stand-alone retail properties and two land leases. Our 235 office and office/flex properties are comprised of 156 office buildings containing an aggregate of 23.1million square feet and 79 office/flex buildings containing an aggregate of approximately 4.1 million square feet. We believe that our properties have excellent locations and access and are well-maintained and professionally managed. As a result, we believe that our properties attract high quality tenants and achieve among the highest rental, occupancy and tenant retention rates within their markets. As of September 30, 1998, over 2,300 tenants leased approximately 96.1 percent of the office, office/flex and industrial/warehouse properties.

    Our strategy is to acquire, develop and own office properties in markets and sub-markets where we are, or can become, a significant and preferred owner and operator. We will continue this strategy by expanding, primarily through acquisitions, into markets and sub-markets where we have, or can achieve, similar status. Because rental and occupancy rates in office buildings in such markets and sub-markets continue to increase, we believe that such markets and sub-markets present significant opportunities for growth. We also may develop properties in such markets and sub-markets, particularly with a view towards potential utilization of certain vacant land recently acquired or on which we hold options. We believe that our extensive market knowledge gives us a significant competitive advantage, which is further enhanced by our strong reputation for and emphasis on delivering highly responsive management services, including direct and continued access to our senior management.

    Consistent with our growth strategy, in December 1997, we acquired 54 Class A office properties, aggregating approximately 9.2 million square feet, from The Mack Company and Patriot American Office Group. We acquired such properties for a total cost of approximately $1.1 billion. In connection with such transaction,
(1) we became associated with respected names in the real estate business, including William L. Mack and Mitchell E. Hersh; (2) we changed our name from "Cali Realty Corporation" to "Mack-Cali Realty Corporation" and (3) Mack-Cali Realty, L.P. changed its name from "Cali Realty, L.P." to "Mack-Cali Realty, L.P." Also, in January 1997, we acquired 65 properties, aggregating approximately 4.1 million square feet, from the Robert Martin Company, LLC and its affiliates. We acquired all 65 properties for a total cost of approximately $450.0 million.

    In 1994, we succeeded to the business of Cali Associates. John J. Cali, Angelo R. Cali and Edward Leshowitz, the founders of Cali Associates, have been involved in the development, leasing, management, operation and disposition of commercial and residential properties in northern and central New Jersey for over 40 years. Our founders primarily have been focusing on office building development and acquisitions for the past fifteen years. In addition to our founders, we and our predecessors generally have employed our current executive officers for an average of approximately nine years. We and our predecessors have built approximately four million square feet of office space, more than one million square feet of industrial facilities and over 5,500 residential units.

    We were incorporated under the laws of the State of Maryland on May 24, 1994. Our executive offices are located at 11 Commerce Drive, Cranford, New Jersey 07016. Our general information telephone number is (908) 272-8000. Our internet website address is http://www.mack-cali.com.

                                USE OF PROCEEDS

    We are registering the shares of common stock offered by this prospectus for the account of the selling shareholders identified in the section of this prospectus entitled "Selling Shareholders." All of the net proceeds from the sale of the common stock will go to the shareholders who offer and sell their shares of such stock. We will not receive any part of the proceeds from the sale of such shares.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Our articles of incorporation and bylaws contain certain provisions to indemnify our directors and officers against liability incurred by them as a result of their services in those capacities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to our directors, officers or controlling persons pursuant to the above provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                              SELLING SHAREHOLDERS

    The selling shareholders are persons listed in the table below who may receive shares of our common stock in exchange for their units ("Units") of limited partnership interest in Mack-Cali Realty, L.P. and/or their warrants to purchase common Units. As of the date of this prospectus, (1) 57 of the selling shareholders held an aggregate of 4,013,739 common Units that are redeemable for an equal number of shares of our common stock; (2) one of the selling shareholders held an aggregate of 27,132 Series A preferred Units that are convertible into 783,030 common Units and then redeemable for an equal number of shares of our common stock; (3) 50 of the selling shareholders held an aggregate of 223,124 Series B preferred Units that are convertible into 6,439,367 common Units and then redeemable for an equal number of shares of our common stock; and
(4) 47 of the selling shareholders held warrants to purchase an aggregate of 2,000,000 common Units that are redeemable for an equal number of shares of our common stock. The selling shareholders may redeem their common Units for an equal number of shares of common stock in accordance with the terms described in this prospectus.

    In connection with our acquisition of the property portfolios of The Mack Company and Patriot American Office Group on December 11, 1997, we issued 3,972,318 common Units, 27,132 Series A preferred Units, 223,124 Series B preferred Units and 48 warrants to purchase an aggregate of 2,000,000 common Units to 57 of the selling shareholders. When we acquired the property of Princeton Overlook Associates, L.P. on December 19, 1997, we issued 41,421 common Units to one selling shareholder.

    Holders of common Units may require Mack-Cali Realty, L.P. to redeem all or part of their common Units for (1) cash (based upon the fair market value of an equivalent number of shares of common stock at the time of such redemption) or
(2) at our election, shares of common stock (on a one-for-one basis). The selling shareholders may convert each of the Series A preferred Units at any time into common Units at a conversion price of $34.65 per Unit, and after the one year anniversary date of the Series A preferred units' initial issuance, the selling shareholders may then convert the common Units received pursuant to such conversion into common stock on a one-for-one basis. The selling shareholders also may convert each of the Series B preferred Units into common Units at a conversion price of $34.65 per Unit, and after the one year anniversary date of the Series B preferred Units' initial issuance, the selling shareholders may then convert the common Units received pursuant to such conversion into common stock on a one-for-one basis, subject in certain circumstances to contractual agreements with us that such conversion into common stock not occur until the third anniversary date of the Series B preferred Units' initial issuance. The selling shareholders may exercise the warrants to purchase common Units at any time after the one year anniversary and prior to the five year anniversary of their date of issuance at an exercise price of $37.80 per Unit.

    We may assume Mack-Cali Realty, L.P.'s obligation to redeem the common Units in exchange for, at the election of Mack-Cali Realty, L.P., either cash or shares of common stock. However, we may not pay for such redemption with shares of common stock if, after giving effect to such redemption, any person would beneficially or constructively own shares in excess of the ownership limit described in "Restrictions on Transfer".

    The following table sets forth, as of the date of this prospectus, the name of each selling shareholder, the number of shares of our common stock beneficially owned by each selling shareholder and underlying each of the selling shareholder's common Units, Series A preferred Units, Series B preferred Units and warrants to purchase common Units, and the maximum number of shares of common stock which the selling shareholders can sell pursuant to this prospectus. As of such date, we had not issued any shares of our common stock, including any such shares underlying the selling shareholders' Units or warrants, to the selling shareholders. Each selling shareholder will receive all of the net proceeds from the sale of his or her shares of common stock offered by this prospectus.

    This offering will not affect the number of common stock equivalents outstanding or the number of shares or percentage of ownership which persons, other than the selling shareholders, beneficially own. Because the selling shareholders may sell all or part of their shares of common stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

                            THE SELLING SHAREHOLDERS

                                                       NO. OF SHARES   NO. OF SHARES   NO. OF SHARES
                                                         OF COMMON       OF COMMON       OF COMMON
                                       NO. OF SHARES       STOCK           STOCK           STOCK       MAXIMUM NUMBER
                                         OF COMMON       UNDERLYING      UNDERLYING      UNDERLYING     OF SHARES OF
                                           STOCK          SERIES A        SERIES B      WARRANTS TO     COMMON STOCK
                                         UNDERLYING      PREFERRED       PREFERRED        PURCHASE      WHICH MAY BE
NAME                                    COMMON UNITS       UNITS           UNITS        COMMON UNITS   SOLD HEREUNDER
-------------------------------------  --------------  --------------  --------------  --------------  --------------
Earle I. Mack........................        734,514         --            1,347,619         377,679       2,459,812
William L. Mack......................        846,520         --            1,552,698         433,366       2,832,584
David Mack...........................        765,839         --            1,405,079         393,148       2,564,066
Fredric Mack.........................        251,144         --              460,722         129,372         841,238
Richard Mack.........................          4,183         --                7,937           2,235          14,355
Stephen Mack.........................          4,183         --                7,937           2,235          14,355
Rona Dollinger.......................         33,476         --               61,789          17,190         112,455
Edmund Dollinger.....................          3,899         --                7,157           2,001          13,057
Susan B. Dollinger...................          1,947         --                3,579             999           6,525
James J. Cusack......................            674         --                1,039         --                1,713
Ralph Henig..........................         13,061         --               23,954           6,702          43,717
Trust F/B/O Tilda Costello...........          9,769         --               17,922           5,013          32,704
Eric Schwartz........................          9,769         --               17,922           5,013          32,704
Little Ferry Associates..............          2,137         --                3,925           1,097           7,159
Michael Schwartz.....................          9,769         --               17,922           5,013          32,704
Harvey Caplan........................          3,268         --                6,003           1,677          10,948
Jo Anne Guerrini.....................          3,268         --                6,003           1,677          10,948
Robert Caplan........................          3,268         --                6,003           1,677          10,948
Goldberg & Associates................          9,379         --               17,201           4,813          31,393
Professional Investment Assoc........          1,214         --                1,847         --                3,061
Shackelford Farrior Investment.......          1,214         --                1,847         --                3,061
Mitchell Hersh.......................         44,563         --               75,209         --              119,772
Frank Di Maria.......................          6,532         --               11,977           3,352          21,861
Robert Stehr.........................          5,428         --                9,957           2,786          18,171
Jeffrey Schotz.......................          3,943         --                7,244           2,023          13,210
Charles Liggio.......................          2,687         --                4,935           1,379           9,001
Earle Mack, Charitable Trust A.......         39,496         --               73,160          20,290         132,946
Earle Mack, Trust 4/30/92............         23,874         --               43,059          12,227          79,160
William Mack, Charitable Trust A.....         39,494         --               73,131          20,290         132,915
William Mack, Trust 4/30/92..........         23,875         --               43,059          12,228          79,162
David Mack, Charitable Trust A.......         39,495         --               73,160          20,290         132,945
David Mack, Trust 4/30/92............         23,874         --               43,059          12,227          79,160
Fredric Mack, Charitable Trust A.....         39,495         --               73,160          20,290         132,945
Fredric Mack, Trust 4/30/92..........         23,874         --               43,059          12,227          79,160
Trust F/B/O Richard Mack.............        146,080         --              267,937          74,965         488,982
Trust F/B/O Stephen Mack.............        146,080         --              267,937          74,965         488,982
Paul A. Nussbaum.....................         18,071         --               27,619           9,095          54,785
Tri West.............................        123,425         --              226,378          63,334         413,137
Patloan Al Co-Investors, L.P.........        426,889        783,030          --              219,333       1,429,252
James Mertz..........................         15,079         --              --              --               15,079
John Bohlman.........................          2,381         --              --              --                2,381

                                                       NO. OF SHARES   NO. OF SHARES   NO. OF SHARES
                                                         OF COMMON       OF COMMON       OF COMMON
                                       NO. OF SHARES       STOCK           STOCK           STOCK       MAXIMUM NUMBER
                                         OF COMMON       UNDERLYING      UNDERLYING      UNDERLYING     OF SHARES OF
                                           STOCK          SERIES A        SERIES B      WARRANTS TO     COMMON STOCK
                                         UNDERLYING      PREFERRED       PREFERRED        PURCHASE      WHICH MAY BE
NAME                                    COMMON UNITS       UNITS           UNITS        COMMON UNITS   SOLD HEREUNDER
-------------------------------------  --------------  --------------  --------------  --------------  --------------
Jeff Kennemer........................          3,175         --              --              --                3,175
James Clabby.........................          7,143         --              --              --                7,143
Melissa Penney.......................            794         --              --              --                  794
Princeton Overlook Assoc., L.P.......         41,421         --              --              --               41,421
GSM I Inc............................          1,613         --                2,973             829           5,415
GSM II Inc...........................          3,070         --                5,628           1,578          10,276
GSM III Inc..........................          3,153         --                5,772           1,621          10,546
GSM IV Inc...........................            802         --                1,472             412           2,686
GSM V Inc............................         17,061         --               31,313           8,768          57,142
GSM Guarantor, Inc...................          1,339         --                2,453             688           4,480
JHD I Associates.....................          1,613         --                2,973             829           5,415
JHD II Associates....................          3,070         --                5,628           1,578          10,276
JHD III Associates...................          3,153         --                5,772           1,621          10,546
JHD IV Associates....................            802         --                1,472             412           2,686
JHD V Associates.....................         17,061         --               31,313           8,768          57,142
JHD Guarantor Inc....................          1,339         --                2,453             688           4,480
                                       --------------       -------    --------------  --------------  --------------
Total................................      4,013,739        783,030        6,439,367       2,000,000      13,236,136
                                       --------------       -------    --------------  --------------  --------------
                                       --------------       -------    --------------  --------------  --------------

    If and when the selling shareholders have exercised all their respective warrants to purchase common Units, converted all their Series A preferred Units and Series B preferred Units for common Units and redeemed all their common Units for shares of our common stock, the following selling shareholders will own greater than one percent of our common stock as follows:

NAME                                                                                 PERCENTAGE OWNERSHIP
----------------------------------------------------------------------------------  -----------------------
William L. Mack...................................................................              4.03%
Earle I. Mack.....................................................................              3.50%
David Mack........................................................................              3.64%
Fredric Mack......................................................................              1.20%
Patloan Al Co-Investors, L.P......................................................              2.03%

    Information regarding certain selling shareholder's current relationship with us or our predecessors and affiliates and such relationships, if any, within the past three years is set forth below.

NAME                                             RELATIONSHIP WITH US, OUR PREDECESSORS AND AFFILIATES
------------------------------------  ---------------------------------------------------------------------------

William L. Mack.....................  Member of our Board of Directors and chairman of its Executive Committee.
                                      Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr. Mack served as Managing Partner of
                                      The Mack Company, where he pioneered the development of large Class A office properties and helped to increase The Mack Company's portfolio to approximately 20 million square feet. Mr. Mack also served as Chairman of
                                      Patriot American Office Group. In addition, Mr. Mack is a managing partner of Apollo Real Estate Advisors, L.P. which investment funds have invested in greater than $10 billion of various diversified real estate ventures.

NAME                                             RELATIONSHIP WITH US, OUR PREDECESSORS AND AFFILIATES
------------------------------------  ---------------------------------------------------------------------------
Earle I. Mack.......................  Member of our Board of Directors. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr.
                                      Mack served as Senior Partner and Chief Financial Officer of The Mack
                                      Company since 1964. Mr. Mack, together with his three brothers, led The
                                      Mack Company in pioneering the development of large, class A office properties and helped to grow The Mack Company's portfolio to approximately
                                      20 million square feet of office, industrial, retail and hotel facilities.

Mitchell E. Hersh...................  President, Chief Operating Officer and a member of our Board of Directors and its Executive Committee. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr.
                                      Hersh served as a Partner of The Mack Company since 1982 and as Chief
                                      Operating Officer of The Mack Company since 1990, where he was responsible for overseeing the development, operations, leasing and acquisitions of The
                                      Mack Company's office and industrial portfolio. Mr. Hersh is responsible for our strategic direction and long-term planning, with particular emphasis on operations and acquisitions.

Fredric Mack........................  Member of our Advisory Board. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr. Mack
                                      participated in the operation of and had a substantial ownership interest in The Mack Company.

David Mack..........................  Member of our Advisory Board. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr. Mack
                                      participated in the operation of and had a substantial ownership interest in The Mack Company.

Paul A. Nussbaum....................  Member of our Board of Directors. Prior to joining us, Mr. Nussbaum founded the Patriot American group of companies and currently serves as Chairman and Chief Executive Office of Patriot American Hospitality, Inc. and as
                                      member of the board of directors of First Plus Financial Group, Inc. Prior to his association with Patriot American, Mr. Nussbaum practiced real estate and corporate law in New York for 20 years, the last twelve of which he served as chairman of the real estate department of Schulte Roth &
                                      Zabel.

James Mertz.........................  Vice President, Operations. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr.
                                      Mertz was an affiliate of Patriot American Office Group.

Jeff Kennemer.......................  Senior Director of Property Management. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group,
                                      Mr. Kennemer was an affiliate of Patriot American Office Group.

NAME                                             RELATIONSHIP WITH US, OUR PREDECESSORS AND AFFILIATES
------------------------------------  ---------------------------------------------------------------------------
James Clabby........................  Vice President, Leasing. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Mr.
                                      Clabby was an affiliate of Patriot American Office Group.

Melissa Penney......................  Assistant Controller. Prior to joining us in connection with the acquisition of The Mack Company and Patriot American Office Group, Ms.
                                      Penney was an affiliate of Patriot American Office Group.

                              PLAN OF DISTRIBUTION

    Once the selling shareholders have exchanged their common units for shares of common stock, the selling shareholders may from time to time offer and sell their shares of common stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any of their shares.

OFFER AND SALE OF SHARES

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

    - on the New York Stock Exchange or other exchanges on which the common stock is traded at the time of sale;

    - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

    - in privately negotiated transactions.

    The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of common stock in one or more of the following transactions:

    - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

    - an exchange distribution in accordance with the rules of the exchange; and

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

    The selling shareholders may accept and, together with any agent of the selling shareholders, reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus.

BROKERS AND DEALERS

    SELLING THROUGH BROKERS AND DEALERS. The selling shareholders may select brokers or dealers to sell their shares of common stock. Brokers or dealers that the selling shareholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling shareholders may give such brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under such rule rather than pursuant to this prospectus.

    SUPPLEMENTAL PROSPECTUS REGARDING MATERIAL ARRANGEMENTS. If and when a selling shareholder notifies us that he, she or it has entered into a material arrangement with a broker or dealer for the sale of his, her or its shares of common stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. The supplemental prospectus will provide: (1) the name(s) of each such selling shareholder(s) and of the participating broker-dealer(s); (2) the number of shares of common stock involved; (3) the price at which such shares were sold; (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and (6) other facts material to the transaction.

    COMMISSIONS. The selling shareholders will pay any sales commissions or other seller's compensation applicable to such transactions.

SUPPLEMENTAL PROSPECTUS REGARDING SALES

    To the extent required, we will set forth in a prospectus supplement accompanying this prospectus or, if appropriate, in a post-effective amendment, the following information: (1) the amount of the shares of common stock to be sold; (2) purchase prices; (3) public offering prices; (4) the names of any agents, dealers or underwriters; and (5) any applicable commissions or discounts with respect to a particular offer. The selling shareholders and agents who execute orders on their behalf may be deemed to be "underwriters" as that term is defined in Section 2(11) of the Securities Act. A portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

COMPLIANCE WITH STATE SECURITIES LAWS

    We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of common stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

LIMITATIONS IMPOSED BY EXCHANGE ACT RULES AND REGULATIONS

    Certain provisions of the Exchange Act of 1934, as amended, and the related rules and regulations will apply to the selling shareholders and any other person engaged in a distribution of shares of the common stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.

PAYMENT OF INCIDENTAL EXPENSES

    We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. We estimate such expenses to be approximately $151,000.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

AUTHORIZED CAPITAL STOCK

    Pursuant to our articles of incorporation, we have the authority to issue 190,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. At December 1, 1998, 57,123,697 shares of common stock were issued and outstanding, and no shares of preferred stock were issued and outstanding.

COMMON STOCK

    VOTING, DIVIDEND AND OTHER RIGHTS. Each outstanding share of common stock entitles the holder to one vote on all matters presented to stockholders for a vote, subject to the provisions of our articles of incorporation regarding the restrictions on transfer of such stock, discussed in "Restrictions on Transfer" below. Holders of shares of common stock do not have any cumulative voting rights. This means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. Holders of shares of common stock do not have preemptive rights to subscribe for any of our securities. All shares of common stock will, when issued, be duly authorized, fully paid, and nonassessable. We may pay distributions to the holders of shares of common stock if and when our board of directors declares such dividends out of legally available funds.

    RIGHTS UPON LIQUIDATION. Under Maryland law, our stockholders generally are not liable for our debts or obligations. Upon our liquidation, subject to the right of any holders of preferred stock to receive preferential distributions, each holder of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities. Such debts and liabilities may arise from our status as general partner of Mack-Cali Realty, L.P.

    OWNERSHIP LIMIT. Under our articles of incorporation, with certain exceptions, no person may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code of 1986, as amended (the "Code"), more than
9.8 percent of the value of our issued and outstanding shares of capital stock. See "Restrictions on Transfer" below.

    TRANSFER AGENT. ChaseMellon Shareholder Services, LLC is the registrar and transfer agent for our common stock.

RESTRICTIONS ON TRANSFER

    OWNERSHIP LIMIT. For us to qualify as a REIT under the Code, we must meet the following requirements concerning the ownership of outstanding shares of our capital stock:

    - five or fewer individuals (as defined in the Code to include certain entities) may not collectively own, directly or indirectly, more than 50 percent of the value of our outstanding capital stock during the last half of a taxable year; and

    - at least 100 persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year must beneficially own our capital stock.

    Further, under our articles of incorporation, subject to certain exceptions, no holder of shares of our capital stock may own, or be deemed to own by virtue of the attribution rules of the Code, more than 9.8 percent by value of our outstanding capital stock. Such limit will be referred to in this prospectus as the "Ownership Limit."

    EXEMPTION FROM OWNERSHIP LIMIT. Our board of directors may exempt a person from the Ownership Limit if the board of directors or our tax counsel is satisfied that such ownership will not then or in the future jeopardize our status as a REIT. To obtain such exemption, the intended transferee of shares of our capital stock must (1) give us written notice of the proposed transfer and
(2) furnish such opinions of counsel, affidavits, undertakings, agreements and information as the board of directors may require no later than the 15th day before any transfer which could cause the intended transferee's direct or beneficial ownership of shares to exceed the Ownership Limit. If the board of directors decides that it is no longer in our best interests to continue to qualify as a REIT, then the restrictions on transferability and ownership will not apply.

    NULL AND VOID TRANSFERS. A transfer of shares of capital stock shall be null and void and the intended transferee of such shares will not acquire any rights in such shares if the transfer would:

    - create a direct or indirect ownership of shares of stock in excess of the Ownership Limit;

    - result in the shares of stock being owned by fewer than 100 persons; or

    - result in our being "closely held" within the meaning of Section 856(h) of the Code.

    CERTIFICATE LEGEND REFERRING TO RESTRICTIONS. All certificates representing shares of our common stock will bear a legend referring to the restrictions described in the above section entitled "Restrictions on Transfer--Null and Void Transfer."

    REQUIRED DISCLOSURES BY STOCKHOLDERS. Every owner of more than five percent (or such lower percentage as the Code or related regulations require) of our issued and outstanding shares of capital stock must give us written notice containing the information specified in our articles of incorporation no later than January 31 of each year. In addition, every stockholder must, upon our demand, provide in writing information that we may request to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on our status as a REIT.

    EFFECT OF OWNERSHIP LIMITS ON CONTROL OF OUR COMPANY. The ownership limitations set forth in this prospectus may prevent the acquisition of control of our company without the consent of the board of directors.

                                 LEGAL MATTERS

    Pryor Cashman Sherman & Flynn LLP, New York, New York, will issue an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this prospectus by reference to our Current Report on Form 8-K dated January 16, 1998, has been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements for Prudential Business Campus and for Morris County Financial Center incorporated in this prospectus by reference to our Current Report on Form 8-K dated June 12, 1998, as amended by Form 8-K/A dated June 12, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements, except for Prudential Business Campus and Morris County Financial Center, incorporated in this prospectus by reference to our Current Report on Form 8-K dated June 12, 1998, as amended by Form 8-K/A dated June 12, 1998, have been so incorporated in reliance on the reports of Schonbraun Safris McCann Bekritsky & Co., LLC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON SUCH INFORMATION OR REPRESENTATIONS AS IF WE OR THE SELLING SHAREHOLDERS HAVE AUTHORIZED THEM. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE OR TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Certain Documents By
  Reference.....................................          2
Information About Mack-Cali Realty
  Corporation...................................          3
Use of Proceeds.................................          4
Indemnification for Securities Act
  Liabilities...................................          4
Selling Shareholders............................          5
Plan of Distribution............................         11
Description of Securities to be Registered......         12
Legal Matters...................................         14
Experts.........................................         14

                               13,236,136 SHARES

                          MACK-CALI REALTY CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               December 24, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------